Exhibit 99.1

CONTACT INFORMATION:
USA:	Asia:
Phil O’Shaughnessy	Wynne Leong
(408) 546-6773	(65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

Creative Announces Q2 FY08 Financial Results

SINGAPORE – Jan. 28, 2008– Creative Technology Ltd, a worldwide leader in digital entertainment products, today announced financial results for the second quarter of its 2008 fiscal year, ended December 31, 2007. All financial results are stated in U.S. dollars.

Revenues for the second quarter were $262.5 million, compared to revenues of $324.4 million for the same quarter last year. Net income for the second quarter was $7.6 million, with earnings per share of $0.09. This compares to net income of $92.1 million with EPS of $1.10 for the same period last year, which includes $82.0 million in net income with EPS of $0.98 for the paid-up license from Apple for its use of the ZEN Patent in its products. Excluding the paid-up license from Apple, net income was $10.1 million with EPS of $0.12 for the same period last year.

“We continue to improve our operating results, achieving operating income of $7 million compared to $3.3 million last year and increasing gross margins to 23 percent,” said Craig McHugh, president and COO of Creative Labs, Inc. “During the quarter we also strengthened our balance sheet, increasing our cash position to $291 million and reducing our net inventory to $93 million. We were able to improve our operating results even though we had a reduction in our year-over-year revenues.”

“We’re very excited about delivering on our strategy of introducing key new products, which we did this month at the Consumer Electronics Show in Las Vegas,” continued McHugh.

“At CES we unveiled a breakthrough with our inPerson multi-party, multi-platform inPerson conferencing system,” said Sim Wong Hoo, chairman and CEO of Creative. “With our portable, wireless inPerson system, you can have a high resolution video and audio multi-party call with multiple offices participating around the world. Each party can join an inPerson Conference from an inPerson system, through a PC with our inPerson inVite, and even from a cell phone for voice. With inPerson Conferencing, you can experience high resolution video on the system’s seven-inch display with high quality audio on the built-in speaker or output to a large screen LCD or plasma display. With inPerson we are creating an entirely new category, inPerson Conferencing, taking video conferencing outside the board room. With its breakthrough price and ease of use, all of the employees in a company can communicate inPerson, dramatically reducing the need for travel, saving cost and reducing their carbon footprint. In referring to the excitement that inPerson generated at the Consumer Electronics Show, U.S.-based BetaNews.com wrote, ‘the inPerson demo drew a crowd that rivaled Panasonic’s 150-inch HDTV display.’”

Craig McHugh continued, “We announced new MP3 players with our ZEN Stone and ZEN Stone Plus with Built-in Speaker in cool new colors. We also announced our Xdock HD iPod dock, which upconverts iPod video to HD-quality and plays back music wirelessly in Xtreme Fidelity. The Xdock HD drew huge crowds at CES and Macworld this month, and it was selected by judges as a finalist for the Best of CES award and iLounge’s Macworld Best in Show award. We came out with another great accessory for the iPod with our TravelSound i80 travel speaker system for the iPod Nano. We generated further excitement for our headphone and headset category with the introduction of the HS-1200 Digital Wireless Headset.”

“As we look into our current third fiscal quarter we are targeting to further improve our gross margins and achieve overall profitability,” added McHugh.

Share Buyback Program

During the second quarter, Creative purchased 1,500,000 shares under its share buyback program at an average price of $4.35.

# # #

About Creative

Creative is a worldwide leader in digital entertainment products. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed ZEN portable audio and media players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

This announcement refers to products and pricing sold in the United States of America. Pricing and product availability are subject to change without notice. Sound Blaster and ZEN are trademarks or registered trademarks of Creative Technology Ltd. in the United States and/or other countries. All other brand and product names are trademarks of their respective holder and are hereby recognized as such.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements, including statements relating to Creative’s gross margins, operating expenses, and profitability. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2007 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

( In US$’ 000)

	December 31, 2007	June 30, 2007
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$290,563	$250,480
Accounts receivable, net	124,050	110,520
Inventory	93,363	134,911
Other assets and prepaids	47,959	40,308

Total current assets	555,935	536,219
Property and equipment, net	67,729	97,696
Investments	64,145	80,121
Other non-current assets	3,763	8,997

Total Assets	$691,572	$723,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$55,588	$66,778
Accrued liabilities	98,194	92,898
Income taxes payable	21,241	21,349
Current portion of long term obligations and others	4,365	3,934

Total current liabilities	179,388	184,959
Long term obligations	126,175	129,131
Minority interest in subsidiaries	375	373
Shareholders’ equity	385,634	408,570

Total Liabilities and Shareholders’ Equity	$691,572	$723,033

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

( In US$’ 000, except per share data)

(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2007	2006	2007	2006
Sales, net	$262,536	$324,356	$447,093	$565,868
Cost of goods sold	201,883	253,706	346,646	459,318

Gross profit	60,653	70,650	100,447	106,550

Operating expenses:
Selling, general and administrative	36,947	52,366	71,401	94,193
Research and development	16,671	14,958	31,654	30,821

Total operating expenses	53,618	67,324	103,055	125,014

Operating income (loss)	7,035	3,326	(2,608)	(18,464)
(Loss) gain from investments, net	(2,121)	225	2,281	(492)
Interest income	2,869	2,270	5,768	4,179
Interest expense	(1,620)	(2,885)	(3,305)	(5,749)
Others	1,633	106,994	7,451	108,827

Income before income taxes and minority interest	7,796	109,930	9,587	88,301
Income tax expense	(168)	(18,118)	(650)	(18,500)
Minority interest in loss	—	310	1	1,313

Net income	$7,628	$92,122	$8,938	$71,114

Basic earnings per share:	$0.09	$1.10	$0.11	$0.85
Weighted average ordinary shares outstanding (‘000)	82,902	83,394	83,253	83,358
Diluted earnings per share:	$0.09	$1.10	$0.11	$0.85
Weighted average ordinary shares And equivalents outstanding (‘000)	82,953	83,992	83,303	83,889

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

( Unaudited)

	Six Months Ended December 31,
	2007	2006
Cash flows from operating activities:
Net income	$8,938	$71,114
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	5,021	7,999
Amortisation of intangible assets	303	846
Deferred share compensation amortization	586	1,004
Minority interest in loss	(1)	(1,313)
Equity share in loss of unconsolidated investments	1,036	438
(Gain) loss on disposal of fixed assets	210	(1)
Write downs of investments and other non-current assets	6,854	493
Gain from investments, net	(2,186)	(1)
Gains on disposal of subsidiary	(6,948)	—
Deferred income taxes, net	(17)	(72)
Foreign currency exchange gain	(3,882)	(3,528)
Dividend income	(422)	(419)
Changes in assets and liabilities, net:
Accounts receivable	33,416	(57,925)
Inventory	9,932	33,708
Other assets and prepaids	(8,352)	11,618
Accounts payable	3,663	(41,632)
Accrued and other liabilities	6,496	21,673
Income taxes	860	(1,071)

Net cash provided by operating activities	55,507	42,931

Cash flows from investing activities:
Capital expenditures, net	(7,846)	(2,820)
Proceeds from sale of fixed assets	75	156
Proceeds from investments	4,427	2
Proceeds from sale of subsidiary	5,830	—
Purchase of investments	(1,135)	(735)
Increase in other non current assets, net	—	(873)
Dividend income received	422	419

Net cash provided by (used in) investing activities	1,773	(3,851)

Cash flows from financing activities:
Proceeds from exercise of ordinary share options	14	751
Repurchase of ordinary shares	(8,527)	—
Repayments of debt obligations	(2,074)	(1,957)
Repayments of capital leases	(8)	(882)
Dividends paid	(11,528)	(20,855)

Net cash used in financing activities	(22,123)	(22,943)

Net increase in cash and cash equivalents	35,157	16,137
Effects of exchange rate changes on cash and cash equivalent	4,926	4,274
Cash and cash equivalents at beginning of year	250,480	213,995

Cash and cash equivalents at end of the period	$290,563	$234,406

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary Shares ‘000	Treasury Shares ‘000	Ordinary Shares $‘000	Treasury Shares $‘000	Other Reserves $‘000	Unrealised Holding Gains (Losses) on Investments $‘000	Retained Earnings $‘000	Total $‘000
Q208
Balance at July 1, 2007	83,622	—	300,086	—	53,949	24,240	30,295	408,570
Shares issued under employee options and share purchase plans	4	—	14	—	—	—	—	14
Purchase of treasury shares	—	(2,000)	—	(8,527)	—	—	—	(8,527)
Dividends paid	—	—	—	—	—	—	(11,528)	(11,528)
Amortization of deferred share compensation	—	—	—	—	586	—	—	586
Comprehensive loss	—	—	—	—	—	(12,419)	8,938	(3,481)

Balance at December 31, 2007	83,626	(2,000)	300,100	(8,527)	54,535	11,821	27,705	385,634

Q207
Balance at July 1, 2006	83,271	—	298,474	—	52,265	19,453	22,961	393,153
Shares issued under employee options and share purchase plans	161	—	751	—	—	—	—	751
Purchase of treasury shares	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	(20,855)	(20,855)
Amortization of deferred share compensation	—	—	—	—	1,004	—	—	1,004
Comprehensive loss	—	—	—	—	—	(5,238)	71,114	65,876

Balance at December 31, 2006	83,432	—	299,225	—	53,269	14,215	73,220	439,929

CREATIVE TECHNOLOGY LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

	Three months ended
	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006
Revenue by geographical region :
Americas	27%	20%	34%
Europe	53%	57%	51%
Asia and rest of the world	20%	23%	15%
Revenue by product category :
Personal Digital Entertainment	56%	53%	68%
Audio	12%	14%	10%
Speakers and Headphones	25%	25%	16%
Others	7%	8%	6%